Wolters Kluwer
Health

PRESS RELEASE



File No. 82-2683

RECEIVED

2006 SEP -6 P 3:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

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Wolters Kluwer Health
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Wolters Kluwer nv
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Wolters Kluwer Health Appoints New President & CEO for its Medical Research Business Unit

New York, NY (September 6, 2006) - Wolters Kluwer Health, a division of Wolters Kluwer, and leading provider of information for professionals and students in medicine, nursing, allied health, pharmacy and the pharmaceutical industry, announced today that it has appointed Karen Abramson President & CEO of its Medical Research business unit. The Medical Research business unit, known for its established Ovid brand, is a leading force in the development and delivery of customizable electronic research information for the medical, healthcare and academic markets.

"Karen comes to our business with the experience needed to navigate today's evolving information services marketplace," said Jeff McCaulley, President & CEO of Wolters Kluwer Health. "Her strong track record in operational efficiency and organic growth, combined with an emphasis on quality and customer centricity will be the key assets to driving the continued success of our Medical Research business."

Abramson has broad management experience in executive and leadership positions across a wide range of commercial, operational, and quality functions, as well as familiarity with the Wolters Kluwer organization.

Abramson joins Wolters Kluwer Health after serving as Vice President and General Manager of CT Corsearch, a division of Wolters Kluwer Corporate Legal Services, having started there in 2000 as Vice President of Operations. Under her leadership, CT Corsearch consistently delivered double-digit organic growth, increased market share by twenty-one points, improved margin rates by four points, and achieved the highest quality and customer satisfaction rates in the history of CT Corsearch.

Prior to joining Wolters Kluwer, Abramson was Vice President of Operations at MemberWorks, Inc., a $350 million direct marketer of membership service programs, online sweepstakes, and savings promotions. In addition, she held various leadership positions with the Thomson Corporation, including Vice President of Production Services and Director of Quality Management at the Thomson Tax & Accounting and Research Institute of America (RIA) divisions. Abramson holds a BA in Political Science from George Washington University.



"I am excited at the opportunity to lead the Medical Research organization," said Karen Abramson. "The Ovid brand has tremendous recognition in the healthcare market. The challenge ahead is to leverage that awareness and continue to develop innovative products and services that the market demands and our customers expect."

About Wolters Kluwer Health
Wolters Kluwer Health (Conshohocken, Pa.) is a leading provider of information for professionals and students in medicine, nursing, allied health, pharmacy and the pharmaceutical industry. Major brands include Lippincott Williams & Wilkins and Facts & Comparisons for medical and drug reference tools and textbooks; Ovid Technologies, Medi-Span and ProVation Medical for electronic information; and Adis International and Source® for pharmaceutical information. For more information, see www.wkhealth.com.

About Wolters Kluwer
Wolters Kluwer is a leading multinational publisher and information services company. The Company's core markets are health, corporate services, financial services, tax, accounting, legal, regulation, and education. Wolters Kluwer has annual revenues (2005) of 3.4 billion euros, employs approximately 18,400 people worldwide and maintains operations across Europe, North America and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. For more information, see www.wolterskluwer.com.